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                             August 28, 2023

       Greg Swyt
       Chief Financial Officer
       Ichor Holdings, Ltd.
       3185 Laurelview Ct.
       Fremont California 94538

                                                        Re: Ichor Holdings,
Ltd.
                                                            Form 10-K For
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q For
Fiscal Quarter Ended June 30, 2023
                                                            Filed August 9,
2023
                                                            File No. 001-37961

       Dear Greg Swyt:

               We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q For Fiscal Quarter Ended June 30, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Results, page 19

   1.                                                   We note you present
non-GAAP financial measures you identify as Non-GAAP net
                                                        income and Non-GAAP
diluted EPS. We also note you added back the tax expense from your valuation
allowance in the reconciliation for three and six-month periods ended June
                                                        30, 2023. In addition,
it appears your tax adjustments related to your Non-GAAP
                                                        adjustments resulted in
the realization of income tax benefits for the three and six-month periods ended June 30,
2023. Please address the following:

                                                              Explain to us,
and revise your future filings to clarify, how you determined your non-
                                                            GAAP financial
measures comply with Question 102.11 of the Division of
                                                            Corporation Finance
  s Compliance & Disclosure Interpretations on Non-GAAP
 Greg Swyt
Ichor Holdings, Ltd.
August 28, 2023
Page 2
              Financial Measures;
                Given that you had Non-GAAP net income of $707,000 and $11,835,000 for the three and six-months periods ended June 30, 2023, specifically explain how, and why, you determined it was appropriate to record income tax benefits related to your non-GAAP adjustments for the same periods presented; and
                Demonstrate to us how you calculated the income tax adjustments for the three and six-month periods ended June 30, 2023. Based on the amounts of each income tax adjustment, tell us the effective income tax rate related to your non-GAAP financial measures for each period and explain how you concluded the income tax adjustments result in income tax benefits commensurate with each non-GAAP financial measure.

         This comment is also applicable to disclosures in Earnings Releases filed under Form 8-
         K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Andi Carpenter at 202-551-3645 or Ernest Greene at 202-551-3733
with any questions.



FirstName LastNameGreg Swyt                                   Sincerely,
Comapany NameIchor Holdings, Ltd.
                                                              Division of
Corporation Finance
August 28, 2023 Page 2                                        Office of
Manufacturing
FirstName LastName